EXHIBIT 8

Letter to the Stockholders of The Wet Seal, Inc., dated September 25, 2012

Clinton Spotlight Fund, L.P.
c/o Clinton Group, Inc.
9 West 57th Street
New York, New York 10019

September 25, 2012

To Our Fellow Stockholders of The Wet Seal, Inc.:

We write on behalf of Clinton Spotlight Fund, L.P. and its affiliates (“Clinton”), which collectively own approximately 6.7% of the Class A common stock of The Wet Seal, Inc. ("Wet Seal" or the "Company").

As you undoubtedly know, we are seeking to upgrade the Board of Directors of the Company to ensure our fiduciaries have the requisite experience and objectivity to protect stockholders’ investments and to create value. We write to encourage you to submit your consent to proposals we have placed before you and to respond to the Board’s latest attempt to convince you they should keep their posts.

We believe the Company has been flailing from one strategy and executive team to another because of a lack of oversight, insight and firm direction from the Board. In fact, nearly every important decision this Board has made in the last 18 months has later been reversed: the hiring of Ms. McGalla, the change in strategy away from “fast fashion”, the decision to nominate only the incumbents to the Board, the adopting of a poison pill, the raising of Board pay and the setting up a special committee to consider the capital structure and strategic alternatives. Stockholders should wonder what will compel this Board to reverse its bad decisions in the future, if the Board no longer faces a threat of removal.

Change is needed now because the Company stands at an important crossroads. As the Board looks to hire the next Chief Executive Officer, the direction of the Company will be set for years to come. And while the current Board has experience hiring a Chief Executive (this one will be the fourth one they have hired in barely more than five years), the Board has not demonstrated an ability to do this critical task well. Instead, we need a Board with deep industry contacts and experience to help select our next leader. We know that a great leader will only work for a great Board. We do not believe we have a great Board today.

Indeed, try as they might, the Board cannot convince us (or, we suspect, you) that it has even done an adequate job of setting a profitable strategic direction, hiring superior executive talent, managing the capital structure or serving stockholders’ interests. In its latest letter to stockholders, the Board tries mightily to claim success. But, even with cherry-picking “peers” (adding two companies that are not mentioned in the Company’s 10-K and removing two others that are), time periods (measuring success starting in the fourth quarter of a year to a period that ended 10 months ago) and metrics (using operating margin, which is not mentioned as a metric used by the Board’s Compensation Committee to judge executive performance),1 the Board can only claim that the Company performed better than “four of the ten other teen specialty retailers.” But, two of the four poorly performing retailers are not mentioned as peers in the Company’s 10-K, and two that are mentioned there have been dropped from the Board’s latest analysis; not surprisingly, the forgotten two did much better than the Company. So, even on the Board’s unnatural timeframe and hand-picked metric, the Company really only did better than two of its ten previously announced peers. Color us unimpressed.

We are no more impressed with the Board’s attempt to claim it has driven the stock to superior performance. In its letter to stockholders, the Board claims the stock outperformed for the three years ended November 2011, based on the “indexed average” performance of its hand-picked peer companies. The only problem is that the Board’s math appears to be flawed. Both Bloomberg and Capital IQ show exactly the opposite: in this unusual three-year period ended in November, the Company actually underperformed these peers. Is there any reasonable measurement period in which the Company’s stock actually outperformed? The Board has shown us none.

Indeed, as the slide deck we filed with the SEC last week demonstrates, the Company’s stock has underperformed the (previously announced) peers in each of the one, two, three, four, five, six and seven year periods ending with the announcement of our intention to replace some of the members of the Board. The Company’s operating performance has been no better: margins, ROIC and profits are worse than its peers and its balance sheet is extremely inefficient compared with those peers. We refer you to our slide deck for more details. The Company has simply been mismanaged and no contortions of timeframes, metrics or peer groups will save the Board from that inexorable conclusion.

The Board has one other straw at which it grasps: after years of poor performance, the stock, says the Board, has responded well to the Board’s latest actions. Hog wash. The Board fired Ms. McGalla before the opening of the stock market on July 23, 2012. The stock closed the previous trading day at $2.96. The stock fell in the weeks after the Board’s firing of Ms. McGalla and fell even more (8.8% in a single day) after the Chairman further explained the Board’s plans on a conference call with investors, to an intraday low of $2.63 on August 22. That night we announced our plan to replace some members of the Board. And, starting then (and only then), the stock rallied. Only a disingenuous analyst would give the Board credit for the stock’s recent performance. If our consent solicitation is unsuccessful, we have every reason to expect the stock to return to the lows that preceded our efforts.

As the votes come in, stockholders are supporting our proposals. We urge you to join with your fellow stockholders and consent to a change in the Board. If you agree with us, please sign, date and return the WHITE consent card today.  As soon as we receive the consent of a majority of the outstanding stock, these proposals will become effective.

One final point: the Board would distract you from focusing on its own poor track record by attacking our firm. We suspect the Board does not much care for stockholders who voice an opinion. But we have pursued such an active ownership approach to our equity investing for many years. In that time, we have left scores of companies in better shape than when we started and, we are proud to note, have generated terrific returns for our investors. If you care, have a look at our activities at Red Robin Gourmet Burgers (our initial purchase of stock was at $16; today it trades for $32), Sabra Health Care ($10 and $20, respectively), Dillard’s ($18 and $74), Radian ($3 and $4), Sun Healthcare ($3 and the company sold for $8), Charming Shoppes ($3 and the company sold for $7), Collective Brands ($15 and the company sold for $21), Select Comfort ($8 and $31), or any of the other companies with which we have been involved.

If you have any questions or require any assistance in executing your consent, please contact Okapi Partners LLC at 437 Madison Avenue, 28th Floor, New York, New York 10022 or (212) 297-0720 or Toll-Free (877) 259-6290.

Thank you for your consideration,

Joseph A. DePerio
Senior Portfolio Manager

Gregory P. Taxin
Managing Director

1  Wet Seal 2012 proxy at page 17.